



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2013

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/20/13

Re: WellPoint, Inc.
Incoming letter dated January 9, 2013

Dear Ms. Goodman:

This is in response to your letter dated January 9, 2013 concerning the shareholder proposal submitted to WellPoint by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 24, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

February 20, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: WellPoint, Inc.
Incoming letter dated January 9, 2013

The proposal requests that the board authorize the preparation of a report on lobbying contributions and expenditures that contains information specified in the proposal.

There appears to be some basis for your view that WellPoint may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in WellPoint's 2013 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if WellPoint omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 24, 2013

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: WellPoint, Inc.'s Request to Omit from Proxy Materials the Shareholder Proposal of the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the request of WellPoint, Inc. ("WellPoint" or the "Company"), by letter dated January 12, 2012, that the Division of Corporate Finance of the Securities and Exchange Commission (the "Staff") concur that Wellpoint may exclude the shareholder proposal (the "Lobbying Disclosure Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2013 proxy materials.

I. Introduction

WellPoint's letter to the Staff states that it intends to omit the Lobbying Disclosure Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2013 annual meeting of shareholders. The Company argues that the Lobbying Disclosure Proposal, which was filed November 29, 2012, "substantially duplicates another proposal previously submitted that the Company intends to include in the Company's 2013 Proxy Materials" (the "Political Disclosure Proposal") and is, therefore, excludable pursuant to Rule 14a-8(i)(11).

WellPoint's argument, however, ignores the fact that the four corners of the Lobbying Disclosure Proposal relate exclusively to an entirely different subject matter—

disclosure of WellPoint's *lobbying* expenditures--- than the "previously submitted" Political Disclosure Proposal, which deals exclusively with disclosure of WellPoint's *political* contributions. Moreover, both the Board of Directors and WellPoint's shareholders will readily understand and be able to separately act upon each of these proposals.

Lobbying expenditures are the payments made "to conduct activities aimed at influencing public officials and especially members of a legislative body on legislation"; "to promote (as a project) or secure the passage of (as legislation) by influencing public officials" and "to attempt to influence or sway (as a public official) toward a desired action." (http://www.merriam-webster.com/dictionary/lobby).

In contrast, corporate political contributions, as Justice Kennedy stated in Citizens United v. Federal Election Commission, 558 U.S. 310 (210), are spending of "general treasury funds ...for speech defined as an 'electioneering communication' or for speech expressly advocating the election or defeat of a candidate."

WellPoint wrongly argues the central trust of the two proposals is the same, since they each ask the Company to disclose spending. The subject matter contained within the four corners of each proposal, however, ask for disclosure of spending on completely different matters. Consequently, their principal thrust is not the same and Rule 14a-8(i)(11) is not a proper basis for the Lobbying Disclosure Proposal's exclusion.

II. Shareholders and the Board of Directors can readily distinguish between the Lobbying Disclosure Proposal and the Political Disclosure Proposal

Rule 14a-8(i)(11) permits a registrant to omit a shareholder proposal from its proxy materials if it "substantially duplicates" another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting" (emphasis added). The adopting release makes clear that "the purpose of the provision is to eliminate the possibility of shareholders having to consider two or more **substantially identical** proposals submitted to an issuer by proponents acting independently of each other" (emphasis added). See Securities Exchange Act Release No. 24-12999 (1976).

The standard that the Commission Staff has traditionally applied for determining whether a proposal substantially duplicates a previously received proposal is whether the proposals address the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (February 1, 1993). The principal thrust of the Lobbying Disclosure Proposal—disclosure of lobbying expenditures—is entirely different from the previously submitted Political Disclosure Proposal's request for disclosure of political spending.

Neither proposal mentions, or could be construed to mention, the principal thrust of the other. Their only similarity is that they each seek disclosure of spending.

The Lobbying Disclosure Proposal's supporting statement deals exclusively with corporate spending on lobbying. It cites WellPoint's extensive federal lobbying expenditures. There is no conceivable way that a WellPoint shareholder or Board member could confuse the subject matter of the Lobbying Disclosure Proposal with the subject matter of the Political Disclosure Proposal. Lobbying and political contributions are entirely separate and distinct activities. Both the Board of Directors and shareholders are aware of this fact.

WellPoint claims that the Lobbying Disclosure Proposal and the Political Dislosure Proposal have a "shared principal thrust and focus" because they each seek "transparency" and ask for reports to be published on the Company's website. This is not a sufficient basis on which to conclude that the proposals are excludable pursuant to Rule 14a-8(i)(11). Transparency and website reporting are central to virtually every report requested by shareholders. It is the subject matter of the reports to be disclosed that is determinative for exclusion pursuant to Rule 14a-8(i)(11).

Commission Staff decisions to permit exlusion of proposals pursuant to Rule 14a-8(i)(11) is that, if both proposals were adopted, the Board would not be able to determine how to implement them. See, e.g., *General Electric Company*, (January 22, 2003) (a proposal requiring a comprehensive compensation review and publication of the results was substantially duplicative of a proposal requiring publication of a report comparing compensation of executives and other employees). Both proposals before General Electric called for reports on the same topic: executive compensation.

Similarly, in *Centerior Energy Corporation* (February 27, 1995) (proposals relating to (a) freezing executive compensation, (b) reducing executive compensation and eliminating executive bonuses and (c) freezing annual executive salaries and eliminating executive bonuses were deemed to be "substantially duplicative" of a previous proposal placing ceilings on executive compensation, tying future executive compensation to future company performance and eliminating executive bonuses and stock options). And in *Pinnacle West Capital Corporation* (March 16, 1993) (a proposal to tie any executive bonuses to the amount of dividends paid to share owners was substantially duplicative of a proposal to cease all executive bonuses until a dividend of at least $ 1.00 had been paid to share owners); and *Pacific Gas & Electric Company*, (February 1, 1993) (a proposal relating to the total compensation of the CEO was deemed to be substantially duplicative of proposals relating to tying non-salary compensation of management to performance indicators and requesting that ceilings be placed on future total compensation of officers and directors). In each of these cases the Staff permitted exclusion pursuant to Rule 14a-8(i)(11) because the proposals' principal thrust was the same.

In contrast, the principal thrust of the Lobbying Disclosure Proposal and Political Disclosure Proposal are not the same because the subject matters contained within the four corners of each proposal are separate and distinct. We recognize that the Staff approved WellPoint's request to exclude a proposal very similar to the Lobbying Disclosure Proposal last year pursuant to Rule 14a-8(i)(11) in *WellPoint, Inc.* (February 24, 2012) and that similar decisions were reached in *AT&T, Inc. (Recon.)* (March 1, 2012) and elsewhere. We urge a reconsideration of the Staff's previous views on this matter and encourage the Staff to focus on the unique subject matters contained within the four corners of the Lobbying Disclosure Proposal and Political Disclosure Proposal.

III. Conclusion

A plain reading of the text of the Lobbying Disclosure Proposal and the Political Disclosure Proposal makes clear that the proposals address different subject matters. Accordingly, the Proponent respectfully asks that the Staff decline to grant WellPoint's request for no-action relief. WellPoint should not be permitted to exclude the Lobbying Disclosure Proposal pursuant to Rule 14a-8(i)(11).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to shareholderproposals@sec.gov, and I am sending a copy to the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel, Office of Investment

REM/sdw
opeiu # 2, afl-cio

cc: Amy Goodman, Esq.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

January 9, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *WellPoint, Inc.*
Shareholder Proposal of AFL-CIO Reserve Fund
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, WellPoint, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states the following:

> **Resolved:** Shareholders of WellPoint, Inc. ("WellPoint") urge the Board of Directors (the "Board") to authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
>
> 2. Payments by WellPoint used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
>
> 3. WellPoint's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which WellPoint is a member. Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. The report shall be presented to the Audit Committee of the Board or other relevant oversight committee of the Board and posted on WellPoint's website.

The Proposal's supporting statements indicate that the Proposal is necessary to increase transparency in the Company's lobbying activities. A copy of the Proposal and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously submitted to the Company that the Company intends to include in the Company's 2013 Proxy Materials.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas & Electric Co.* (avail. Jan. 6, 1994).

On November 16, 2012, before the November 29, 2012 date upon which the Company received the Proposal, the Company received a proposal from Harrington Investments, Inc. (the "Harrington Proposal"). *See* Exhibit B. The Company intends to include the Harrington Proposal in its 2013 Proxy Materials. The Harrington Proposal states:

> **Resolved,** that the shareholders of WellPoint, Inc. ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:
>
> 1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
>
> 2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:
>
>   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

> b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.
>
> The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

The standard that the Staff traditionally has applied for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). If they do so, the recent proposal may be excluded as substantially duplicative of the first proposal despite differences in the terms or breadth of the proposals and even if the proposals request different actions. *See, e.g., Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations); *Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion of a proposal requesting the adoption of a 75% hold-to-retirement policy as subsumed by another proposal that included such a policy as one of many requests); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

Applying this standard in *Citigroup Inc.* (avail. Jan. 28, 2011), the Staff concurred that a proposal concerning lobbying very similar to the Proposal was substantially duplicative of a political contributions proposal identical to the Harrington Proposal. Since issuing that letter, the Staff consistently has concurred that proposals relating to political and lobbying activities are substantially duplicative. *See, e.g., AT&T Inc. (Recon.)* (avail. Mar. 1, 2012)[1]; *JPMorgan*

---

[1] In *AT&T*, the Staff was unable initially to concur that AT&T could exclude the lobbying proposal at issue when AT&T failed to clearly identify whether it was received before or after a proposal concerning political expenditures. AT&T later clarified the order in which the two proposals were received, and the Staff, on reconsideration, concurred with AT&T that the later received lobbying proposal could be excluded as substantially duplicative of the earlier received political expenditures proposal.

Chase & Co. (avail. Feb. 24, 2012); *Johnson & Johnson* (avail. Feb. 23, 2012); *CVS Caremark Corp.* (avail. Feb. 1, 2012, *recon. denied* Feb. 29, 2012); *Union Pacific Corp.* (avail. Feb. 1, 2012, *recon. denied* Mar 30, 2012); *Occidental Petroleum Corp.* (avail. Feb. 25, 2011).

Last year, the Company received two very similar proposals, from the same two proponents, in connection with its 2012 Annual Meeting of Shareholders. The Proponent submitted a proposal (the "AFL-CIO 2012 Proposal") calling for an annually updated report disclosing: (i) the Company's policy and procedures governing lobbying, including that done by trade organizations, direct and indirect lobbying, and grassroots lobbying communications; (ii) a list of payments used for lobbying and grassroots lobbying communications; (iii) the Company's membership in and payments to tax-exempt organizations that write and endorse model legislation; and (iv) a description of the oversight by management and the Board for lobbying and grassroots lobbying expenditures. With the exception of item (iv), the AFL-CIO 2012 Proposal is essentially the same as the Proposal. Likewise, Harrington Investments, Inc. submitted an earlier proposal (the "Harrington 2012 Proposal") that was identical to the Harrington Proposal submitted to the Company this year. In *WellPoint, Inc.* (avail. Feb. 24, 2012), the Staff concurred that the Company could exclude the AFL-CIO 2012 Proposal as substantially duplicative of the Harrington 2012 Proposal.

As with the AFL-CIO 2012 Proposal and the Harrington 2012 Proposal at issue in *WellPoint*, the principal thrust addressed by the Proposal and the Harrington Proposal is the same: reporting on the Company's political spending—including direct and indirect political contributions and lobbying activities—and the Company's policies governing those contributions and activities.

This shared principal thrust and focus is evidenced by the following:

- Both proposals explicitly request a greater detail of corporate transparency. The supporting statement of the Proposal states that "[s]hareholders have a strong interest in full disclosure of our company's lobbying . . . ." The supporting statement of the Harrington Proposal says that as "long-term shareholders of WellPoint, Inc., we support transparency and accountability in corporate spending on political activities."
  - Transparency in the Proposal is seen as a means to enable shareholders to "assess whether WellPoint's lobbying is consistent with its expressed goals and in the best interests of shareholders." Otherwise, "[c]orporate lobbying can expose WellPoint to risks that could affect the company's stated goals,

objectives, and ultimately shareholder value." In the Harrington Proposal, "[g]aps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value."

- o Each proposal asks that the report be made available on the Company's website, in addition to being presented to the board of directors.

- The proposals use very broad language to describe political and lobbying expenditures. Each seeks to include information concerning indirect payments, as well as direct payments, in the requested report. The Harrington Proposal's supporting statement indicates its concern is any spending on "political activities," a term which includes, but is not limited to, intervention in political campaigns or electioneering communications on behalf of local, state and federal candidates. The Proposal likewise addresses a broad spectrum of activities, covering lobbying and grassroots lobbying at the local, state and federal levels.

Thus, although the Proposal and the Harrington Proposal differ in their precise terms and breadth, the principle thrust of each relates to, and seeks information regarding, the Company's political expenditures. Therefore, the Proposal substantially duplicates the earlier Harrington Proposal.

Finally, because the Proposal substantially duplicates the Harrington Proposal, there is a risk that the Company's shareholders may be confused if asked to vote on both proposals. If both proposals were included in the Company's proxy materials, shareholders could assume incorrectly that there must be substantive differences between the two proposals and the requested reports. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

Accordingly, consistent with the Staff precedent since *Citigroup*, the Company believes that the Proposal may be excluded as substantially duplicative of the Harrington Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, or Kathleen S. Kiefer, the Company's Interim Corporate Secretary, at (317) 488-6562.

Sincerely,



Amy Goodman

Enclosures

cc: Kathleen S. Kiefer
Rob McGarrah, AFL-CIO Reserve Fund

101432575.1

GIBSON DUNN

EXHIBIT A


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

Facsimile Transmittal

RECEIVED
NOV 29 2012
EXECUTIVE SERVICES

Date: November 29, 2012

To: John Cannon, WellPoint, Inc.

Fax: 800-499-1583 and 317- 488-6028

From: Brandon J. Rees, AFL-CIO

Pages: 4 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations



AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 29, 2012

Sent by Facsimile and UPS

John Cannon, Secretary
WellPoint, Inc.
120 Monument Circle
Indianapolis, Indiana 46204

Dear Mr. Cannon,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of WellPoint, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 241 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-5335.

Sincerely,

Brandon J. Rees, Acting Director
Office of Investment

BJR/sw
opeiu #2, afl-cio

Attachment

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775



November 29, 2012

John Cannon, Secretary
WellPoint, Inc.
120 Monument Circle
Indianapolis, Indiana 46204

Dear Mr. Cannon,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 241 shares of common stock (the "Shares") of WellPoint, Inc. beneficially owned by the AFL-CIO Reserve Fund as of November 29, 2012. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 29, 2012. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Brandon J. Rees
Acting Director, AFL-CIO Office of Investment

Resolved: Shareholders of WellPoint, Inc. ("WellPoint") urge the Board of Directors (the "Board") to authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by WellPoint used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. WellPoint's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which WellPoint is a member. Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on WellPoint's website.

Supporting Statement

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying. Corporate lobbying can expose WellPoint to risks that could affect the company's stated goals, objectives, and ultimately shareholder value. Shareholders have a strong interest in full disclosure of our company's lobbying to assess whether WellPoint's lobbying is consistent with its expressed goals and in the best interests of shareholders.

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation, both directly and indirectly. We believe such disclosure is in shareholders' best interests. Absent a system of accountability, company assets could be used for objectives contrary to WellPoint's long-term interests.

For example, WellPoint is a member of the U.S. Chamber of Commerce, which has lobbied against the Affordable Care Act (ACA). WellPoint, however, has stated that the goal of its advocacy efforts is to coordinate "with state and federal governments to facilitate thoughtful implementation of key reforms under the ACA." http://www.wellpoint.com/prodcontrib/groups/wellpoint/@wp_news_research/documents/wlp_assets/pw_d015048.pdf (accessed November 28, 2012). We believe that WellPoint's membership in an organization that has opposed health care reform contradicts WellPoint's own stated goals.

WellPoint has spent approximately $3.2 million in 2012 on direct federal lobbying activities, according to the Center for Responsive Politics. http://www.opensecrets.org/lobby/firmsum.php?id=D000022607&year=2012 (accessed November 28, 2012). However, these figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

For these reasons, we urge you to vote FOR this resolution.

GIBSON DUNN

EXHIBIT B



November 16, 2012

Corporate Secretary
Wellpoint, Inc.
Mail No. IN0102-B381
120 Monument Circle
Indianapolis, Indiana 46204

RE: Shareholder Proposal

Dear Corporate Secretary,

As a beneficial owner of Wellpoint, Inc. company stock, I am submitting the enclosed shareholder resolution for inclusion in the proxy statement for the 2013 meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Wellpoint, Inc. common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington
President
Harrington Investments, Inc.

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
104 W. ANAPAMU STREET, SUITE H SANTA BARBARA, CALIFORNIA 93101
WWW.HARRINGTONINVESTMENTS.COM



Resolved, that the shareholders of WellPoint, Inc. ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:
   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and
   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of WellPoint, Inc., we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Publicly available data does not provide useful insight into the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax-exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

charles SCHWAB
ADVISOR SERVICES

November 16, 2012

Attn: Corporate Secretary
Wellpoint, Inc.
Mail No. IN0102-B381
120 Monument Circle
Indianapolis, Indiana 46204

RE: Account *** FISMA & OMB Memorandum M-07-16 ***
Harrington Investments

Dear Corporate Secretary:

Please accept this letter as confirmation of ownership of 100 shares of Wellpoint, Inc., (Symbol: WLP) in the account referenced above. These shares have been held continuously since initial purchase on 02/09/10.

Should additional information be needed, please feel free to contact me directly at 888-819-7463 between the hours of 11:00am and 7:30pm EST.

Sincerely,



Cannon C. Wray
Senior Relationship Specialist
Advisor Services
Charles Schwab & Co. Inc.

CC: Harrington Investments